

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2011

John P. Babel, Esq.
Senior Vice President,
General Counsel and Secretary
Standard Pacific Corp.
26 Technology Drive
Irvine, CA 92618

> **Re:** **Standard Pacific Corp.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed January 18, 2011**
> **File No. 333-170469**

Dear Mr. Babel:

We have limited our review of your registration statement to those issues we have addressed in our comments.

General

1. We note your response to comment one in our letter dated December 3, 2010; however, we reissue the comment. While we note that the Skadden Arps No-Action Letter permits a prospectus to a previously effective Form S-3 to be revised to reflect a shareholder rights plan by filing a Rule 424(c) prospectus supplement, a company that has an existing rights plan and is filing a new Securities Act registration statement for shares of the class of security to which the rights relate must register the rights on the new registration statement as a separate security. See Compliance and Disclosure Interpretations – Securities Act Forms (Interpretation 116.16), available in the Corporation Finance section of our website. On page 7, we note that you entered into a rights agreement in December 2001 whereby your board of directors declared a dividend of one stock purchase right for each outstanding share of your common stock. Please register these rights, list them on the prospectus cover page, and arrange for counsel to opine on the legality of these rights.

2. We note your response to comment two in our letter dated December 3, 2010. Please note that an indenture covering securities to be issued in a registration statement must be qualified at the time the registration statement relating to those securities becomes effective. If you plan to issue debt securities under a new indenture, you must file a new form of indenture as an exhibit to the registration statement to qualify the indenture. Additionally, you must either file a Form T-1 as Exhibit 25 to the registration statement to qualify the trustee thereunder or rely on Section 305(b)(2) of the Trust Indenture Act and include the undertaking contained in Item 512(j) of Regulation S-K. If you choose to issue debt securities under a new indenture while using a trustee that is a trustee under

another indenture, please include the information required by Item 4 of Form T-1. Finally, we note that you included a Form of Subordinated Debt Securities Indenture as Exhibit 4.26 to the registration statement by incorporating it by reference to a previous Form S-3/A that was filed with the Commission on October 22, 1998.  Please note that Instruction No. 1 to Item 601 of Regulation S-K instructs that an exhibit to a registration statement filed in preliminary form may not be incorporated by reference in any subsequent filing under any Act administered by the Commission.  Please advise or file a new Form of the Subordinated Debt Securities Indenture.

Exhibit 5.1 – Legal Opinion of Snell & Wilmer LLP

3. We note your response to comment six in our letter dated December 3, 2010; however, we note the inclusion of a new assumption in paragraph C.  Please arrange for counsel to explain to us why the assumption in paragraph C is necessary, otherwise, please remove this assumption.

You may contact Jessica Kane at (202) 551-3235 or me at (202) 551-3765 with any questions.

Sincerely,


Pamela A. Long
Assistant Director


cc: Jeff Beck, Esq.
Snell & Wilmer L.L.P.
One Arizona Center
Phoenix, AZ 85004